787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Sabo, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 84 to Registration
Statement on Form N-1A
Securities Act File No. 33-52742
Investment Company Act File No. 811-7238

Dear Ms. Sabo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned by telephone on April 11, 2016 with respect to Post-Effective Amendment No. 84 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 85 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on February 25, 2016 (the “Amendment”), to register Class 1 shares of the following funds (each, a “Portfolio” and collectively, the “Portfolios”):

¡

American Funds® Growth SAST Portfolio (“Growth Portfolio”), American Funds® Global Growth SAST Portfolio (“Global Growth Portfolio”), American Funds® Growth-Income SAST Portfolio (“Global-Income Portfolio”) and American Funds® Asset Allocation SAST Portfolio (“Asset Allocation Portfolio”) (collectively, the “American Funds”);

¡	SunAmerica Dynamic Allocation Portfolio (“Dynamic Allocation Portfolio”);

¡	SunAmerica Dynamic Strategy Portfolio (“Dynamic Strategy Portfolio”);

¡	VCPSM Managed Asset Allocation SAST Portfolio (“VCP Managed Portfolio”);

¡	VCP Total Return BalancedSM Portfolio (“VCP Total Return Portfolio”); and

Kathryn M. Sabo, Esq.

April 22, 2016

¡	VCPSM Value Portfolio (“VCP Value Portfolio”)

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	GENERAL COMMENTS

Comment 1:	Please provide Tandy representations.

Response 1:	The Registrant’s Tandy representations are included in this letter.

Comment 2:	Please complete or update all information that is currently in brackets or missing in the Prospectus, SAI and Part C of the Amendment.

Response 2:	The Registrant has confirmed or updated all information in the Prospectus, SAI and Part C of the Amendment that was missing or in brackets in the Amendment.

Comment 3:	Please define SAAMCo when it is first introduced in the summary prospectus of each Portfolio.

Response 3:	The requested change has been made.

Comment 4:	Please confirm whether each Portfolio is diversified. If not, please add appropriate non-diversified risk factors.

Response 4:	The Registrant confirms that each of the Portfolios is currently classified as a diversified fund under the 1940 Act.

Comment 5:

Please eliminate open-ended language in the Amendment. For example, in the Item 4 disclosure for the VCP Total Return Portfolio, there is open-ended terminology regarding derivative instruments (i.e., “other derivatives instruments”).

Please also explain open-ended terms or phrases in plain English. For example, page 4 of the Prospectus of Global Growth Portfolio states that the “Master Global Growth Fund may invest a portion of its assets in common stock.” Please explain what is meant by “a portion.”

Response 5:

The Registrant respectfully declines to make these changes. The open-ended language used in the Amendment reflects an appropriate amount of specificity and is intended to preserve the flexibility that is necessary in the context of managing a fund. The Registrant also submits that the Prospectus is written in plain English and believes that terms such as “a portion” are understood by investors.

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 6:

Numerous portfolios implement strategies through the use of derivatives. The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillian, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise the disclosure of use and risk of derivatives as needed. See also 1940 Act Release No. 10666 from April 18, 1979, which notes the requirement to set aside an appropriate amount of segregated assets and a concept release issued by the SEC exploring issues related to the use of derivatives by funds (Rel. No. 29776, August 31, 2011).

Response 6:

The Registrant has reviewed the disclosure contained in the Prospectuses regarding each Portfolio’s proposed use of derivative instruments and the related risks and it believes the current disclosure is consistent with the Staff observations set out in the above-referenced letter.

Comment 7:	Please label junk bonds as speculative in the Prospectuses of Dynamic Allocation Portfolio, Dynamic Strategy Portfolio, the American Funds and VCP Managed Portfolio.

Response 7:	The requested change has been made.

II.	SUMMARY PROSPECTUSES

Comment 8:

Please revise the second to last sentence on the cover page of each Portfolio’s Prospectus to state that the SEC has “not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus.” The disclosure currently omits the phrase “or accuracy.”

Response 8:	The Registrant respectfully declines to make this change. The current legend on the cover page matches Example A of Rule 481(b)(1) of the 1933 Act.

Comment 9:

In the Annual Operating Portfolio Expenses table in the Prospectus of VCP Managed Portfolio, please confirm that the waiver referenced in footnote No. 3 will last no less than one year from the effective date of the Registration Statement. Also, in footnote No. 5 to the same table regarding reimbursement, please specify the percentage of the expenses that Capital Research is currently reimbursing.

Response 9:

The Registrant confirms that the waiver referenced in footnote No. 3 of the table will not be terminated within less than a year from the effective date of the Registration Statement. The Registrant respectfully declines to take the comment with respect to footnote No. 5 as it tracks the disclosure contained in the prospectus for the Master Managed Risk Fund.

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 10:

Please confirm whether short sales is a principal strategy for each of VCP Total Return Portfolio, VCP Value Portfolio, Dynamic Allocation Portfolio and Dynamic Strategy Portfolio. If so, please confirm that dividends paid on stocks sold short are included in the “Other Expenses” line item in the fee table or as a separate line item.

Response 10:

The Registrant confirms that short sales are not a principal strategy for each of VCP Value Portfolio, Dynamic Allocation Portfolio and Dynamic Strategy Portfolio, although Dynamic Allocation Portfolio and Dynamic Strategy Portfolio may take short positions through derivatives instruments to reduce each Portfolio’s net equity exposure. The Registrant confirms that short sales are a principal strategy of VCP Total Return Portfolio, and that dividends paid on stocks sold short, if any, will be included in the “Other Expenses” line item in the fee table.

Comment 11:

Please update the disclosure in the “Portfolio Turnover” subsection of each Portfolio’s Prospectus to reflect that information contained in this subsection is from the most recent fiscal year ended January 31, 2016.

Response 11:	The requested change has been made.

Comment 12:

Form N-1A requires a fund to describe its principal investment strategies and risks in its prospectus. Accordingly, please revise the relevant sections of each Portfolio’s Prospectus to state in a clear manner, using plain English, that the strategies and risks described therein are principal strategies and risks. The disclosure pursuant to Item 4 of Form N-1A should be a summary of the disclosure pursuant to Item 9 of Form N-1A. Please confirm that the strategies described in the section required by Item 4 are principal and if not, please move further back in the Prospectus or to the SAI and describe them as non-principal. Please also confirm the Prospectuses include all information required under Item 9 and revise the disclosure as appropriate. Please see June 2014 guidance regarding mutual fund enhanced disclosure.

Response 12:

Each Portfolio’s principal strategies and risks are summarized in the subsections captioned “Principal Investment Strategies of the Portfolio” and “Principal Risks of Investing in the Portfolio”, respectively, of each Portfolio’s Prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified each Portfolio’s principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9. The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A.

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 13:	In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in the Prospectus of VCP Value Portfolio, please consider adding an explanation for large cap.

Response 13:	The Registrant submits that the explanation is contained in the section captioned “Glossary.”

Comment 14:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in the Prospectus of VCP Total Return Portfolio, the Prospectus states that “[t]he Portfolio may also use forward contracts or derivatives such as options, futures contracts, or swap agreements that have economic characteristics similar to the securities mentioned above.” Please clarify what the phrase “the securities mentioned above” is referencing.

Response 14:	The Registrant respectfully submits that the phrase “the securities mentioned above” is written in plain English and does not need clarification in the context of the current disclosure.

Comment 15:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in the Prospectus of VCP Total Return Portfolio, the Prospectus states that “[t]he fixed income component will invest primarily in investment grade debt securities, but may also invest in securities with lower ratings.” Please identify the securities with lower ratings as junk.

Response 15:	The requested change has been made.

Comment 16:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in the Prospectus of Dynamic Allocation Portfolio, please remove the extra comma that appears in the third full paragraph on page 2.

Response 16:	The requested change has been made.

Comment 17:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in each of the Prospectuses of Dynamic Allocation Portfolio and Dynamic Strategy Portfolio, please indicate the risks associated with using the statistical analysis or portfolio modeling provided by Wilshire and Ibbotson, respectively, if any.

Response 17:

The Registrant submits that the current risk disclosure accurately reflects the risk of the Portfolio’s investment strategy, including the risk associated with the asset allocations and the manner in which they are made. Accordingly, the Registrant respectfully declines to add additional risk disclosure.

Comment 18:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in each of the Prospectuses of Dynamic Allocation Portfolio and Dynamic Strategy Portfolio, the Prospectuses state that the

Kathryn M. Sabo, Esq.

April 22, 2016

Portfolios’ “net equity exposure is primarily adjusted through the use of derivative instruments, such as stock index futures and stock index options, as the allocation among Underlying Portfolios in the Fund-of-Funds Component is expected to remain fairly stable.” Please explain what the phrase “fairly stable” means in the disclosure.

Response 18:

The Registrant respectfully declines to take this comment. The Registrant submits that the phrase “fairly stable” is written in plain English and believes that it is clear from the disclosure that it means that the allocation of each Portfolio’s assets to the Underlying Portfolios in the Fund-of-Funds Component will not deviate significantly from the target allocation set for its respective Fund-of-Funds Component.

Comment 19:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in each of the Prospectuses of Dynamic Allocation Portfolio and Dynamic Strategy Portfolio, please define the formula that is provided by the Adviser and developed by affiliated insurance companies of the Adviser.

Response 19:

The Registrant respectfully declines to take this comment. The formula consists of intellectual property developed by the insurance companies and is considered proprietary. Furthermore, the Registrant does not believe that disclosure of the actual formula is helpful to investors and may result in more confusion than clarity for an investor in understanding the mechanics of the Overlay Component.

Comment 20:

In the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” and the section captioned “Additional Information about the Portfolio’s Investment Strategies and Investment Risks” in each of the Prospectuses of Dynamic Allocation Portfolio and Dynamic Strategy Portfolio, the Prospectuses state that “a portion of the Overlay Component [of the Portfolio] may be held in short-term investments as needed . . . .” Please define the phrase “a portion” with more specificity.

Response 20:	The Registrant respectfully declines to take this comment as it believes that the phrase “a portion” is written in plain English and its purpose is sufficiently disclosed.

Comment 21:

Please revise the fifth sentence in the second paragraph on page 2 under the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in the Prospectus of VCP Managed Portfolio to reflect that the information with respect to the Portfolio’s mix is provided as of December 31, 2015. The disclosure currently states that it reflects information as of December 31, 2014.

Response 21:	The requested change has been made.

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 22:

The first sentence in the first paragraph on page 3 under the subsection captioned “Portfolio Summary – Principal Investment Strategies of the Portfolio” in the Prospectus of VCP Managed Portfolio states, “[d]ue to recent regulatory changes, the market for swaps is likely to move from a largely over-the-counter market to an exchange-traded market.” Please confirm that this disclosure is accurate and revise as appropriate.

Response 22:	The Registrant hereby confirms that the disclosure is accurate.

Comment 23:

In the subsections captioned “Portfolio Summary – Principal Risks of Investing in the Portfolio” and “Glossary – Risk Terminology” in each of the Prospectuses of VCP Total Return Portfolio, Dynamic Allocation Portfolio and Dynamic Strategy Portfolio, we note that “Active Trading Risk” has been removed as a principal risk for these Portfolios. Please confirm that “Active Trading Risk” is no longer a risk for these Portfolios.

Response 23:	The Registrant confirms that “Active Trading Risk” is a principal risk for the VCP Total Return Portfolio and has added back the “Active Trading Risk.”

Comment 24:

In the subsections captioned “Portfolio Summary – Principal Risks of Investing in the Portfolio – Illiquidity Risk” and “Glossary – Risk Terminology – Illiquidity Risk” in the Prospectuses of VCP Total Return Portfolio and VCP Value Portfolio, please explain in plain English what the phrase “certain periods” means.

Response 24:	The phrase “certain periods” is not referring to any specific periods, but rather is intended to convey that non-investment grade fixed income securities may, at times, be subject to liquidity risk.

Comment 25:

In the subsection captioned “Portfolio Summary – Principal Risks of Investing in the Portfolio” and the section captioned “Additional Information about Investments, Investment Techniques and Risks” in the Prospectus of VCP Managed Portfolio and in the subsection captioned “Portfolio Summary – Principal Risks of Investing in the Portfolio” with respect to Asset Allocation Portfolio and the section captioned “Additional Information about Investments, Investment Techniques and Risks” in the Prospectus of the American Funds, the disclosure for “Risk of Thinly-Traded Securities” is brief. Please expand the risk explanation and list those securities that may be difficult or impossible to sell.

Response 25:

The Registrant respectfully declines to take this comment, and submits that the current disclosure is appropriate. The risk factor applies to any security that is thinly traded, and not a specific strategy of the Portfolios. The Registrant included the risk language as various securities and types of securities in which the Portfolios may invest may become thinly traded at times depending on various market conditions and/or issues pertaining to the issuer or issue.

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 26:

In the subsection captioned “Important Additional Information – Tax Information” in each of the Prospectuses of the American Funds and VCP Managed Portfolio, if appropriate, please consider adding the following disclosure that is found in the other Portfolios’ summary prospectuses: Contractholders “should consult the prospectus (or other offering document) for the Variable Contract for additional information regarding taxation.”

Response 26:

The Registrant respectfully declines to take this comment. The Registrant respectfully refers the Staff to the subsection captioned “Dividend Policies and Taxes” in each of the Prospectuses of the American Funds and VCP Managed Portfolio, which contains disclosure referring contractholders to the applicable variable contract prospectus.

III.	STATUTORY PROSPECTUSES

Comment 27:

The section captioned “Additional Information about the Portfolio’s Investment Strategies and Investment Risks” in each of the Prospectuses of Dynamic Allocation Portfolio and Dynamic Strategy Portfolio contains the following disclosure: “Please note that the Acquired Fund Fees and Expenses of the Underlying Portfolios, as set forth in the Portfolio Summary, could change as the Underlying Portfolios’ asset values change or through the addition or deletion of Underlying Portfolios.” Please consider adding this disclosure to each of the Portfolios’ Summary Prospectuses.

Response 27:	The Registrant respectfully submits that such disclosure is better placed in the section required by Item 9 of Form N-1A.

Comment 28:

In the subsection captioned “Glossary – Investment Terminology” in each of the Prospectuses of Dynamic Allocation Portfolio, Dynamic Strategy Portfolio, VCP Total Return Portfolio and VCP Value Portfolio and the subsection captioned “Additional Information about Investments, Investment Techniques and Risks” in each of the Prospectuses for the American Funds and VCP Managed Portfolio, please detail, where appropriate, the method used in determining an “emerging market.”

Response 28:

For all Portfolios except the American Funds and VCP Managed Portfolio, the Registrant has revised the definition of “emerging market” country to read: “An ‘emerging market’ country is ~~generally a country with a low or middle income economy or that is in the early stages of its industrial cycle~~ any country that is included in the MSCI Emerging Markets Index. See definition of “Foreign securities” for additional information.” The Registrant respectfully declines to take this comment with respect to the American Funds and VCP Managed Portfolio as the definition of an “emerging market” country is already disclosed in the registration statement for the Master Funds.

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 29:

In the subsection captioned “Transaction Policies – The Master Funds” in each of the Prospectuses of the American Funds and VCP Managed Portfolio, please remove the word “approximately” from the first sentence of the first paragraph.

Response 29:	The requested change has been made.

Comment 30:

In the subsection captioned “Account Information – Frequent Purchases and Redemptions of Shares” in the Prospectus of VCP Total Return Portfolio, please describe therein if there is a higher risk of market timing due to investments in junk bonds. For reference, please see the fourth paragraph under the subsection captioned “Account Information – Frequent Purchases and Redemptions of Shares” in the Prospectus of Dynamic Allocation Portfolio.

Response 30:	The requested disclosure has been added.

Comment 31:

The subsection captioned “Account Information – Transaction Policies – Execution of Requests” in each of the Prospectuses of Dynamic Allocation Portfolio, Dynamic Strategy Portfolio, VCP Total Return Portfolio and VCP Value Portfolio contains disclosure stating that “[i]f trading is halted or restricted on the NYSE or under other emergency conditions described in the 1940 Act, the Portfolio may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer.” Please note that emergency conditions are not described in the 1940 Act. Section 22(e) of the 1940 Act requires, among other things, that emergency conditions be determined by the SEC. Please correct the disclosure as appropriate.

Response 31:

The Registrant has revised the disclosure to read: “If trading is halted or restricted on the NYSE or under other emergency conditions as determined by the SEC ~~described in the 1940 Act~~, the Portfolio may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer.”

Comment 32:

In the subsection captioned “Transaction Policies – The Master Funds” in the Prospectus of the American Funds, the disclosure explains what occurs if requests are received prior to 4 p.m. New York time. Please disclose what occurs if the request is received after 4 p.m. New York time.

Response 32:

The Registrant has amended the above-referenced subsection to add the following sentence to the end of the third paragraph: “If the order is received after that time, it will receive the next business day’s closing price.”

Comment 33:	In the section captioned “Additional Information about Investments, Investment Techniques and Risks” in the Prospectus of the American Funds, please define small, medium and large cap companies.

Kathryn M. Sabo, Esq.

April 22, 2016

Response 33:

The Registrant respectfully declines to take this comment, as the descriptions of small, medium and large cap companies reflect the disclosure currently contained in the prospectus for the Master Funds.

Comment 34:

In the subsection captioned “Transaction Policies – Buying and Selling Portfolio Shares” in each of the Prospectuses of VCP Managed Portfolio and the American Funds, the following disclosure is confusing: “During periods of extreme volatility or market crisis, the Portfolio may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer, as allowed by federal securities laws.” If the disclosure is intended to track Section 22(e) of the 1940 Act, please revise the language to clarify this point.

Response 34:

The Registrant has revised the disclosure to read: “If trading is halted or restricted on the NYSE or under other emergency conditions as determined by the SEC, the Portfolio may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer.”

Comment 35:

In the subsection captioned “Dividend Policies and Taxes – Taxability of Contract Owners” in each of the Prospectuses of VCP Managed Portfolio and the American Funds, please indicate whether diversification requirements are in fact met. There is disclosure that notes that “the Separate Accounts underlying such contracts must meet certain diversification and investor control requirements,” but the disclosure doesn’t explain whether they do meet control requirements.

Response 35:

The Registrant respectfully declines to take this comment, as the referenced investor control requirements are the responsibility of the Separate Accounts, as defined therein, and not that of the Registrant.

Comment 36:

As you have done for Subchapter M status, please disclose whether the VCP Managed Portfolio intends to meet diversification standards discussed under the subsection captioned “Management – Information about the Investment Adviser to the Master Managed Risk Fund.”

Response 36:	The requested change has been made.

IV.	SAI FOR DYNAMIC ALLOCATION PORTFOLIO, DYNAMIC STRATEGY PORTFOLIO, VCP VALUE PORTFOLIO AND VCP TOTAL RETURN PORTFOLIO

Comment 37:

Please confirm all non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise. Do not duplicate in the SAI information that is provided in the prospectus unless necessary to make the SAI comprehensible as a document independent of the prospectus. Please also distinguish between the Portfolios’ principal and non-principal investments and risks by adding headings.

Kathryn M. Sabo, Esq.

April 22, 2016

Response 37:

The Registrant hereby confirms that all non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A. The Registrant respectfully declines to add headings as requested, since each Portfolio’s principal investments and risks are clearly disclosed in its Prospectus.

Comment 38:

In the subsection captioned “Supplemental Glossary – Borrowing,” the first paragraph indicates that the Portfolios may pledge assets to secure borrowings. Please disclose the maximum percentage expressed as a percentage of total assets the Portfolios may pledge to secure borrowings.

Response 38:

The Registrant has revised the disclosure to read: “In seeking to enhance performance, a Portfolio may borrow for investment purposes and may pledge up to 33 1/3% of its total assets to secure such borrowings.”

Comment 39:

In the section captioned “Investment Restrictions,” please add “or group of industries” after the phrase “in any one industry” in the seventh restriction concerning concentration. (See Section 8(b)(1)(E) and 13(a)(3) of the 1940 Act).

Response 39:

The Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each Portfolio does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, each Portfolio’s policy with respect to concentration of investments, as disclosed in the SAI, states that the Portfolio will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Portfolios to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. As noted above, the 1940 Act, as well as Form N-1A, require a policy with respect to a particular industry or group of industries. The Registrant submits that use of the term “or” in this context indicates that a Portfolio must have a concentration policy with respect to particular industries or groups of industries. In addition, each Portfolio’s concentration policy is consistent with concentration policies of other fund complexes.[1]

V.	SAI FOR THE AMERICAN FUNDS AND VCP MANAGED PORTFOLIO

Comment 40:	See Comment 39 above.

Response 40:	See Response 39 above.

1 See, e.g., Franklin Templeton International Trust, Registration Statement filed on Form N-1A on September 28, 2015 (https://www.sec.gov/Archives/edgar/data/876441/000137949115001078/filing1478.htm).

Kathryn M. Sabo, Esq.

April 22, 2016

Comment 41:

In the subsection captioned “Trustees and Officers of the Trust – Leadership Structure of the Board of Trustees,” the disclosure states that the “Trust, on behalf of the Portfolios, has engaged SAAMCo and for certain Portfolios, has engaged a subadviser, to manage the Portfolios on a day-to-day basis.” Please revise the SAI to indicate the specific Portfolio or Portfolios to which the disclosure applies.

Response 41:	The Registrant has revised the disclosure to read: “The Trust, on behalf of the Portfolios, has engaged SAAMCo to manage the Portfolios on a day-to-day basis.”

VI.	PART C

Comment 42:	Please update the revised filing to include Part C. Part C was not included in the Amendment.

Response 42:	The Registrant submits that the Amendment contained Part C, and will include the Part C in future filings.

VII.	TANDY REPRESENTATIONS

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP